UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-26130

Legato Systems, Inc.

(Exact name of registrant as specified in its charter)

2350 West El Camino Real, Mountain View, CA 94040, (650) 210-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share, Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certificate or notice date:	One

Effective as of October 20, 2003, the Registrant was acquired by EMC Corporation, a Massachusetts corporation (“EMC”), pursuant to a merger of Eclipse Merger Corporation, a Delaware corporation and a wholly owned subsidiary of EMC with and into the Registrant (the “Merger”). In the Merger, each issued and outstanding share of the Registrant’s common stock was converted into the right to receive 0.9 of a share of EMC common stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Legato Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 20, 2003	By:	/s/ ANDREW J. BROWN
Andrew J. Brown Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.